Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

POET Technologies Inc. (“POET” or the “Company”)

120 Eglinton Avenue East, Suite 1107

Toronto, Ontario

M4P 1E2

Item 2 – Date of Material Change

December 31, 2024

Item 3 – News Release

A news release disclosing the material change was issued by the Company on December 31, 2024, and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4 – Summary of Material Change

On December 31, 2024, the Company entered into binding definitive agreements with Quanzhou San’an Optical Communication Technology Co., Ltd. (“Sanan”) pursuant to which it completed the acquisition of the outstanding minority interest in Super Photonics Integrated Circuit Xiamen Co., Ltd. (“SPX”), the company jointly held by, and previously operated as a joint venture between, the Company and Sanan. The Company acquired 24.8% of the outstanding equity interests of SPX, representing all of the outstanding equity interests of SPX not already controlled by the Company (the “Acquisition”). Following the completion of the Acquisition, the Company now controls 100% of the equity interests of SPX.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On December 31, 2024, the Company completed the Acquisition pursuant to the terms of an equity transfer agreement dated December 31, 2024, between the Company and Sanan (the “Equity Transfer Agreement”). Among other things, the Equity Transfer Agreement provided for the transfer of Sanan’s 24.8% equity position in SPX to POET at closing for total consideration of US$6,300,000 to be paid over a period of 5 years, in accordance with the following payment schedule:

(1)	US$700,000 due and payable on or before October 31, 2025;
(2)	US$1,000,000 due and payable on October 31, 2026;
(3)	US$1,300,000 due and payable on October 31, 2027;
(4)	US$1,300,000 due and payable on October 31, 2028; and
(5)	US$1,300,000 due and payable on October 31, 2029.

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No closing or upfront payment was required. In accordance with the terms of the Equity Transfer Agreement, Sanan may elect to convert any outstanding amount of the purchase price into common shares of the Company (the “Common Shares”) at a deemed issue price per Common Shares to be determined at the time of conversion (the “Conversion Price”). The Conversion Price shall be equal to the greater of (i) the prior 30-day volume weighted average trading price of the Common Shares on the NASDAQ for the period ending immediately prior to the conversion date, or (ii) the closing price of the Common Shares on the NASDAQ on the date immediately preceding the applicable conversion date. Any Common Shares that may be issued pursuant to the conversion election under the Equity Transfer Agreement will be subject to a statutory hold period under applicable Canadian securities laws.

SPX was previously formed pursuant to the terms of a joint venture agreement dated October 21, 2020, as amended and supplemented from time to time, between Xiamen San’an Integrated Circuit Co., Ltd. (“SAIC”) and the Company (as amended, the “Joint Venture Agreement”). The Joint Venture Agreement was subsequently assigned by SAIC to Sanan on October 12, 2023. Upon the formation of SPX, the Company contributed certain intellectual property and know-how valued by an independent appraiser at US$22,500,000. In addition, the Company also contributed the rights to assemble, test and sell 100G and 200G optical engines globally and 400G optical engines in China. As part of the Acquisition, Sanan and POET agreed to terminate the Joint Venture Agreement, as a result of which POET is the exclusive holder of all intellectual property and know-how previously contributed to and held by SPX.

Concurrently with the completion of the Acquisition, the Company entered into an equipment purchase agreement with Sanan dated December 31, 2024 (the “Equipment Purchase Agreement”), pursuant to which the Company agreed to acquire all of the production equipment previously procured by Sanan and leased to SPX for a total of US$3.8 million in cash consideration, representing the original purchase price minus the lease payments made by SPX to Sanan. The purchase price will be satisfied in four equal installments of US$950,000, the first of which was paid on December 31, 2024, with the remaining three installments due at the end of each of the next three quarters. The purchase price payable under the Equipment Purchase Agreement is not convertible into Common Shares.

Acquiring full control of the SPX operation aligns with the Company’s recently announced agreement with Globetronics Manufacturing Sdn. Bhd, to manufacture optical engines for POET in Penang, Malaysia. It is anticipated that the combined production capacity of the two assembly and test operations will exceed one million optical engines per year, all dedicated to manufacture, assembly and testing of the 800G and higher speed transceivers required for AI clusters. POET intends to continue the assembly of optical engines at SPX within the cleanrooms leased from Sanan until such time as the Company decides on another location for the operation. POET also intends to change the name of SPX to identify it as a subsidiary of POET and may eventually merge operations with its existing wholly owned foreign enterprise, POET Optoelectronics Shenzhen Co. Ltd.

Further details regarding the Acquisition, including the terms of the Equity Transfer Agreement and the Equipment Purchase Agreement, are available in POET’s filings on SEDAR+ (www.sedarplus.ca) under POET’s issuer profile.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

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Item 7 – Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 – Executive Officer

For further information, please contact:

Kevin Barnes, Vice President of Finance & Administration, Corporate Controller and Treasurer

POET Technologies Inc.

Telephone: (416) 368-9411

kb@poet.tech

Item 9 – Date of Report

January 3, 2025

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